UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Dicerna Pharmaceuticals, Inc.

(Name of Subject Company)

Dicerna Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

253031108

(CUSIP Number of Class of Securities)

Bob D. Brown

President

75 Hayden Avenue

Lexington, Massachusetts 02421

(617) 621-8097

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

William H. Aaronson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Dicerna Pharmaceuticals, Inc. (“Dicerna”) with the Securities and Exchange Commission (the “SEC”) on November 24, 2021, relating to the tender offer by NNUS New Research, Inc., a Delaware corporation and wholly-owned indirect subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Novo”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Dicerna for a purchase price of $38.25 per share, net to the seller in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new section entitled “Expiration of the Offering Period” is added before the final section entitled “Forward-Looking Statements” on page 46:

“At 5:00 p.m., Eastern Standard time, on December 27, 2021, the Offer expired. American Stock Transfer & Trust Company, LLC the depository and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 64,946,526 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 82.6% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares tendered and not validly withdrawn pursuant to the Offer.

Novo and Purchaser have completed the acquisition of Dicerna on December 28, 2021 by consummating the Merger pursuant to the Merger Agreement at 8:00 a.m. Eastern Standard time without a meeting of the Dicerna stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each outstanding Share (other than Excluded Shares) was cancelled and converted into the right to receive $38.25, net to the seller in cash, without interest, and subject to any applicable withholding of taxes.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Dicerna and Novo intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Press release issued by Dicerna Pharmaceuticals, Inc., dated December 28, 2021 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Dicerna with the SEC on December 28, 2021).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2021

Dicerna Pharmaceuticals, Inc.

By:	/s/ Bob D. Brown
Name: Bob D. Brown Title: President

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